UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

CURRENT REPORT

Report of Foreign Private Issuer Pursuant to Rules 13(a)-16 or 15(d)-16 under the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 27, 2003

Commission File Number : 0-26414

GLOBETECH VENTURES CORP.

(Exact name of registrant as specified in its charter)

British Columbia	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

402 – 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T7

(Address of principal executive offices, including postal code)

(604) 688-0044

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[     ]

No

[ X ]

NEWS RELEASE

GLOBETECH VENTURES CORP.

402-750 West Pender Street, Vancouver, B.C.  V6C 2T7

 E-mail: info@globetechventures.net Website: www.globetechventures.net

Tel: 1 800 298 0244

OTC: BB GTVCF

Pioneer in Multilingual Internet Translation

Globetech Ventures Corp. (OTC: BB GTVCF) is pleased to provide the following update on the many benefits that Globetech has been developing for the $600 million translation software industry (Source: IDC).  With its robust multilingual translation platform developed over the last 2 years, Globetech Ventures (OTC BB: GTVCF) through its many pilot projects and test-marketing initiatives has established a strong foothold in a relatively untapped and fragmented market as well as proven industry readiness. Currently, Globetech provides the real-time wireless translation needs for over 2 million wireless users through Telus Mobility®, Canada’s largest wireless web network. In addition, Globetech is the only multilingual translation provider to receive premier partner status from IBM®

Globetech’s business model is structured on membership subscriptions that are growing rapidly.  well as small office and home office (SOHO) business packages and enterprise level licensing fees, through resellers and partners.

Globetech has spent the last 2 years building brand recognition and creating market awareness of real-time multilingual Internet translation products and as a result has a significant market niche to serve. With non-English Internet users outnumbering English-speaking users at nearly 2 to 1 (Source: Global Reach), Globetech has a sizable market to work with.

Globetech increases communication efficiency for individual users and businesses through a full suite of products that can be accessed through the website at www.globetechventures.net. There is no software to install or hardware to be purchased; The Globetech platform has taken care of everything. The following is a list of some of the tools that Globetech offers:

•

Multilingual Live Chat Rooms

•

Instant Messenger

•

Multilingual Email

•

Document Translation

•

Wireless Multilingual Translation for text, IM and Email

For more information please visit our website at www.globetechventures.net or contact us at info@globetechventures.net or toll-free at 800 298 0244.

On behalf of the Board of Directors:

GLOBETECH VENTURES CORPORATION

By: /s/ Dilbagh Gujral______

Dilbagh Gujral, President

Except for the historical information presented herein, the matters set forth in this press release are forward looking statements within the meaning of the “safe-harbor” provision of the Private Securities Litigation reform Act of 1955 and Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements speak only as of the date hereof.  The Company disclaims any intent or obligation to update these forward-looking statements.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially.  Although such statements are based on reliable information and past experience, operating results are affected by a variety of factors, many of which are beyond the control of the Company.  Risk Factors and uncertainties effecting actual performance of the Company include quarterly results, sales, customer order patterns, labor, supplies, equipment, technical changes, competition and competitive pressures on pricing, economic conditions in the United States and worldwide, as well as other risks that are detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Board of Directors of the Registrant has recommended that it is in the best interest of the Registrant to dismiss the certifying accountant Fernandez, Young, & Associates (the “Former Auditor”), effective March 27, 2003.  There were no reservations in the Former Auditor’s Reports for the two most recently completed fiscal years.  An audit report has previously been issued with a qualification for the year ended September 30, 2002 due to a scope limitation.  This limitation has been subsequently cleared and we anticipate the issuance of a clean audit opinion for the year ended September 30, 2002.

Notice of Change of Auditor

The Company advises that Fernandez, Young, & Associates (the “Former Auditor”), of Vancouver, British Columbia, has resigned as the Company’s auditor effective March 27, 2003.

The Company proposes to appoint Mackay LLP, Chartered Accountants (the “Successor Auditor”), of Vancouver, British Columbia, as the Company’s new auditor, effective March 27, 2003.

There were no reservations in the Former Auditor’s reports for the two most recently completed financial years or for any period after the most recently completed period for which the Former Auditor issued an audit report and preceding the date of the Former Auditor’s resignation.

The Company’s Board of Directors has approved the Former Auditor’s resignation and the Successor Auditor’s appointment as the Company’s auditor.

There are no reportable events between the Company and the Former Auditor.

Letter from Former Auditor

British Columbia Securities Commission

200 – 865 Hornby Street

Vancouver, British Columbia

V6Z 2H4

March 31, 2003

Dear Sirs:

Globetech Ventures Corp. (the “Company)

As the former auditor of the Company, we are in receipt of the Company’s notice (the “Notice”) confirming our replacement as auditor, and that no reportable events have occurred in our relationship with the Company.

Based on our knowledge as of the date hereof, we confirm that we in agreement with the information contained in the Notice.

Yours very truly,

Fernandez, Young, & Associates

Jim Fernandez, CGA

Letter from Successor Auditor

March 28, 2003

Dear Sirs:

Re:

Globetech Ventures Corp.

We have reviewed the information contained in the Notice of Change of Auditors for the Company and we do not disagree with the information in the said Notice.

Our understanding is that the Notice will read as follows:

“Globetech Ventures Corp. (the “Company”) advises that Fernandez, Young, & Associates (the “Former Auditor”) has resigned as auditor of the Company, effective March 27, 2003.

Accordingly, the Company has appointed Mackay LLP, Chartered Accountants, of Vancouver, British Columbia, as its new auditors, effective March 27, 2003.

There were no reservations in the Former Auditor’s Reports for the two most recently completed fiscal years.  A audit report has previously been issued with a qualification for the year ended September 30, 2002 due to a scope limitation.  This limitation has been subsequently cleared and we anticipate the issuance of a clean audit opinion for the year ended September 30, 2002.

There were no reportable events between the Company and the Former Auditor.

The resignation of the Former Auditor as auditor for the Company has been approved by the Company’s Board of Directors.

Yours very truly,

Mackay LLP

“Sean Gilbert”

Sean Gilbert, CA

Partner

Directors Resolution

March 27, 2003

Be it resolved that the directors of Globetech Ventures Corp. do hereby approve the following:

1.

“Globetech Ventures Corp. (the “Company”) advises that Fernandez, Young, and Associates (the “Former Auditor”) has resigned as auditor of the Company, effective March 27, 2003.

2.

Accordingly, the Company has appointed Mackay LLP, Chartered Accountants, of 1000 – 1190 Hornby Street, Vancouver, British Columbia, V6Z 2W2, as its new auditors, effective March 27, 2003.

“Dilbagh Gujral”________________

Dilbagh Gujral, Director

“Donald MacPhee”______________

Donald MacPhee, Director

“James H. Diffendorfer”__________

James H. Diffendorfer, Director

“C. Allan Brant”________________

C. Allan Brant, Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ ____________________

Dilbagh Gujral, President